Exhibit 99.1

CORDOVACANN PROVIDES UPDATE ON CLOSING OF CALIFORNIA-BASED
CANNABIS-RELATED ASSETS

TORONTO, ONTARIO, June 12, 2019 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that the Company has established a closing date of July 15, 2019 to purchase industrial land parcels and an adjacent facility representing the core of the Company’s California initiative.

Further to the Company’s release on October 31, 2018, the assets to be acquired include 14 acres of industrial-zoned contiguous land parcels that may be utilized for cultivation as well as a 16,250 sq. ft. facility for a total purchase price of $4,200,000 United States Dollars. The Company plans to utilize these assets for cultivation, processing, manufacturing and distribution of cannabis products for both the wholesale and retail markets across California. Since the Company’s initial release, the industrial land parcels have been permitted for the cultivation of cannabis, further increasing the value of these assets to the Company. Cordova’s operational team in California was instrumental in obtaining these permits and continues to progress various strategic initiatives and alliances in the state, including working with local cannabis growers to generate revenues in the California market ahead of the first harvest on the premises.

Mr. Taz Turner, Chairman and CEO of Cordova, commented, “We are looking forward to completing the acquisition of these assets in California as we believe these operations are ideal for implementation of the intellectual property acquired through our strategic relationship with NWN Inc., which will be instrumental in advancing our provision of uniform cannabis derivative products across the largest cannabis market in the world. Furthermore, having secured the cultivation permits for these land parcels prior to closing, accelerates Cordova’s timeline for establishing our footprint in California.”

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

Company Contact:

Taz Turner
Chief Executive Officer
taz@cordovacann.com
(917) 843-2169